Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following Supplemental Data and Information Letter was posted by Comcast on its website:

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June 24, 2014

VIA ELECTRONIC FILING

Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, S.W.
Washington, DC 20554

Re:	In the Matter of Applications of Comcast Corp. and Time Warner Cable Inc. for Consent to Transfer Control of Licenses and Authorizations, MB Docket No. 14-57

Dear Ms. Dortch:

On June 5, 2014, Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“TWC”) submitted a letter in the above-captioned proceeding detailing changes to the relevant facts and figures included in the Comcast-TWC Public Interest Statement1 in light of the “Divestiture Transactions” between Comcast and Charter Communications, Inc. (“Charter”) (collectively, the “parties”).2 As the parties explained, the Divestiture Transactions will preserve the substantial public interest benefits described in the Comcast-TWC Public Interest Statement and, in fact, will yield additional benefits for residential and business customers. At the request of Commission staff, the parties are submitting this letter to provide some additional data and information about Comcast, Charter, and SpinCo, as well as Bright House Networks (“BHN”), following the Comcast-TWC transaction and the Divestiture Transactions.

1.	Subscriber and Homes Passed Data

The Divestiture Transactions follow through on Comcast’s willingness to reduce its post-TWC transaction number of managed residential video subscribers to less than 30 percent of national MVPD subscribers. As previously explained, Comcast will increase its video customer base by approximately seven million video customers after divesting systems serving

1 Applications and Public Interest Statement of Comcast Corp. and Time Warner Cable Inc., MB Docket No. 14-57 (Apr. 8, 2014) (“Comcast-TWC Public Interest Statement”).
2 See Letter from Kathryn A. Zachem, Comcast, and Steven Teplitz, TWC, to Marlene H. Dortch, FCC, MB Docket No. 14-57 (June 5, 2014) (“Comcast-TWC Supplement Letter”); see also Public Interest Statement of Comcast Corporation and Charter Communications, Inc., Charter-to-Comcast Exchange Transaction, MB Docket No. 14-57 (June 4, 2014); Public Interest Statement of Charter Communications, Inc. and Comcast Corporation, Comcast-to-Charter Exchange and Sale Transactions, MB Docket No. 14-57 (June 4, 2014); Public Interest Statement of SpinCo, Charter Communications, Inc., and Comcast Corporation, Spin Transaction, MB Docket No. 14-57 (June 4, 2014).

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Ms. Marlene H. Dortch
June 24, 2014

approximately 3.9 million video customers. The parties provide below additional data regarding video, broadband, and voice customers, as well as total homes passed:3

COMCAST4
	Current	Post-TWC Transaction	Post-Divestiture Transactions
Video Customers	22.6 million	33.7 million	29.8 million5
Fixed Broadband Customers	21.1 million	32.5 million	29.2 million
Voice Customers	10.9 million	15.8 million	14.2 million
Homes Passed6	54 million	84.1 million	75.4 million

3 The figures in the Post-TWC Transaction and Post-Divestiture Transactions columns include data regarding TWC as of April 17, 2014; all data regarding Comcast and Charter are as of the first quarter of 2014.
4 The current Comcast customer totals and customer totals being divested to SpinCo include both residential and business customers. As a result, all of Comcast’s and SpinCo’s customer totals are over-inclusive.
5 Since there are approximately 100.9 million total residential MVPD subscribers, see SNL Kagan, U.S. Multichannel Industry Benchmarks (2013), the combined company will manage systems serving less than 30 percent of all MVPD subscribers following the Divestiture Transactions.
6 The homes passed totals reflect both residential and commercial units passed. In addition, while the parties have included homes passed data at the Commission’s request, it bears noting that the Commission has not relied on homes passed as an appropriate measurement for assessing a cable company’s size or relative market power in transaction proceedings, but instead reviews a company’s share of total MVPD subscribers. In fact, the Commission specifically abandoned homes passed as a relevant basis for calculating the now-vacated horizontal ownership cap. See Implementation of Section 11(c) of the Cable Television Consumer Protection and Competition Act of 1992; Horizontal Ownership Limits, Third Report and Order, 14 FCC Rcd. 19098 ¶¶ 20-25 (1999), rev’d on other grounds, Time Warner Entm’t Co. v. FCC, 240 F.3d 1126 (D.C. Cir. 2001) (“Time Warner II”). If homes passed were a relevant metric, it would be worth noting that the two satellite companies – DirecTV and Dish – pass virtually 100 percent of homes in the United States.

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Ms. Marlene H. Dortch
June 24, 2014

CHARTER7
	Current	Post-Divestiture Transactions
Video Customers	4.2 million	5.6 million
Fixed Broadband Customers	4.5 million	5.5 million
Voice Customers	2.3 million	2.8 million
Homes Passed	12.8 million	15.1 million

SPINCO
Post-Divestiture Transactions
Video Customers	2.5 million
Fixed Broadband Customers	2.3 million
Voice Customers	1.2 million
Homes Passed	6.3 million

2.	Additional Broadband Competition Data

As detailed in the public interest statements, the broadband marketplace is highly competitive and dynamic. Indeed, the vast majority of consumers have access to multiple broadband competitors, and the transactions do not alter this competitive landscape.8 Because Comcast, TWC, and Charter serve distinct geographic markets and do not compete today, there will be no reduction in competitive choices for consumers. Following the transactions, Comcast, Charter, and SpinCo will face competition from numerous fixed and mobile broadband providers throughout their respective footprints. The table below shows the percentage of Comcast’s,

7 Current Charter customers and homes passed are based on Charter’s reporting methodology; the gains from TWC as a result of the Divestiture Transactions are based on TWC’s reporting methodology, where there may be small definitional differences. Current Charter customers are residential only, while homes passed are residential and commercial.
8 Comcast-TWC Public Interest Statement at 42-56, 141-43; id., Exhibit 6, Declaration of Dr. Mark A. Israel (“Israel Decl.”) ¶¶ 43-71.

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Ms. Marlene H. Dortch
June 24, 2014

Charter’s, and SpinCo’s respective footprints overlapped by a non-exhaustive list of competing broadband providers, both today and following the applicable transactions:9

	COMCAST				CHARTER		SPINCO
Broadband Competitors	Current Comcast	Current TWC	Post-TWC Transaction	Post-Divestiture Transactions	Current Charter	Post-Divestiture Transactions	Post-Divestiture Transactions
Fixed Broadband Competitor Overlaps
AT&T (Total)	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%
AT&T U-verse	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%
AT&T DSL	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%
Verizon (Total)	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%
Verizon FiOS	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%
Verizon DSL	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%
CenturyLink (Total)	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%
CenturyLink Fiber10	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%
CenturyLink DSL	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%
Fairpoint (DSL)	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	n/a
Frontier (Total)	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%
Frontier FiOS	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	n/a	n/a	[[ ]]%
Frontier DSL	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%
RCN	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	n/a	n/a	n/a
Windstream (Total)	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%
Windstream Fiber	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	n/a	[[ ]]%

9 Comcast and TWC previously submitted data regarding the percentage of their respective footprints overlapped by U-Verse and FiOS. See Israel Decl. ¶¶ 50, 56. The table provides updated figures based on more up-to-date data and includes data from additional sources, including NTIA. The above data from these same sources differs from Charter’s internal estimates as previously reported on its annual report on Form 10-K as filed with the SEC. These figures do not reflect overlap by new competitors such as Google Fiber, which has indicated plans to deploy broadband service to nine additional markets. See John Brodkin, Google Fiber Chooses Nine Metro Areas for Possible Expansion, Ars Technica, Feb. 19, 2014, http://arstechnica.com/business/2014/02/google-fiber-chooses-nine-metro-areas-for-possible-expansion/.
10 Includes legacy Qwest.

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June 24, 2014

Windstream DSL	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%
WOW!	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%
Other Cable Overbuilders11	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%
Other Telco Fiber12	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%
Municipal Fiber13	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%	[[ ]]%
Mobile Broadband Competitor Overlaps
4G / LTE providers14	--	--	99.4%	99.4%	--	--	--
Sources: Centris, NTIA, and GeoResults

As Dr. Mark Israel explained in his declaration submitted with the Comcast-TWC Public Interest Statement, the combined company’s share of the national universe of broadband subscribers is irrelevant to whether the combined company could act as a bottleneck or harm edge providers.15 Dr. Israel nonetheless calculated Comcast’s post-transaction share of national broadband subscribers as under 40 percent of fixed-only connections and under 20 percent of fixed and mobile connections combined, assuming divestitures of three million video customers.16 The parties previously indicated that, post-Divestiture Transactions, these share percentages remain accurate, and, if anything, are slightly overstated since Comcast will be divesting systems serving approximately 900,000 more customers than previously assumed.17 The table below provides these and related calculations, based on the latest available Commission data as of December 2012, for Comcast following the transactions:

11 Includes all competitive providers that provide data via cable modem technology.
12 All data is fiber-to-the-premises (“FTTP”).
13 All data is FTTP.
14 The overlap data for these wireless ISPs are provided collectively, based on data from GeoResults, which calculated the percentages for the combined company only. It bears noting, however, that consumers have a choice of at least one such broadband provider (and often several) in each service area covered by the transactions. For example, Verizon Wireless’s 4G LTE coverage alone includes virtually all of the territory of the parties’ footprints. See Verizon Wireless, http://www.verizonwireless.com/wcms/consumer/4g-lte.html (last visited June 24, 2014).
15 See Israel Decl. ¶¶ 20-23, 42; see also Comcast-TWC Public Interest Statement at 158.
16 Israel Decl. ¶ 42 & Table 1.
17 Comcast-TWC Supplement Letter at 5.

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Ms. Marlene H. Dortch
June 24, 2014

National Broadband Shares for at Least 3 Mbps/768 Kbps, December 2012
	Current		Post-TWC Transaction18		Post-Divestiture Transactions
	Fixed Broadband Only	Fixed and Mobile Broadband	Fixed Broadband Only	Fixed and Mobile Broadband	Fixed Broadband Only	Fixed and Mobile Broadband
Comcast	[[ ]]%	[[ ]]%	39.5%	19.9%	37.1%	18.6%
Source: FCC Form 477 data (December 2012)

3.	No Harm to Competition Pending Closing of Divestiture Transactions

As indicated in the Comcast-TWC Supplement Letter, due to various possible contingencies, Comcast might need to own all of the TWC systems for a temporary period of time following the closing of the Comcast-TWC transaction prior to successfully completing the planned divestitures.19 If this were to occur, Comcast would serve approximately 33 percent of national MVPD subscribers during this temporary period.

While Comcast has proposed to reduce its total managed residential video customers to below 30 percent of all nationwide MVPD subscribers, this modest and time-limited increase above 30 percent presents no competitive concerns. Notably, Comcast’s proposal to stay below 30 percent was voluntary. Indeed, as discussed in the Comcast-TWC Public Interest Statement, the D.C. Circuit’s conclusion in 2009 that the FCC’s 30 percent ownership cap could not be justified was based on evidence of a highly competitive video marketplace – reasoning that has even more force today, given the marked expansion of DBS and telco MVPD competitors and the advent of OVDs in the past five years.20 The same court concluded more than a decade ago that the evidence before the FCC and the court could not have justified a horizontal ownership limit “lower than 60%.”21 Given these clear judicial precedents and the enhanced competition

18 Assuming divestitures of three million subscribers.
19 Comcast-TWC Supplement Letter at 2 n.4 (noting a possible holding period of 12-18 months following closing of the Comcast-TWC transaction).
20 See Comcast-TWC Public Interest Statement at 144 (citing and quoting Comcast Corp. v. FCC, 579 F.3d 1, 9 (D.C. Cir. 2009)). The D.C. Circuit’s conclusion in 2009 was not merely hypothetical. To the contrary, in order to support its standing to challenge the cap, Comcast submitted – and the court credited – a declaration from a senior Comcast executive stating that, “‘[h]ad the horizontal ownership cap not been imposed by the FCC, Comcast would have seriously pursued further negotiations and due diligence with respect to’ a specific but unidentified transaction.” Comcast Corp. v. FCC, 579 F.3d at 6. By vacating rather than remanding the rule in 2009, the court understood that it was opening the door to cable transactions that could exceed the 30 percent limitation. See id. at 6, 9-10 (explaining that leaving the cap in place “while the Commission tries yet again to justify it would be to ignore” the dynamic nature of the video programming industry).
21 See Comcast-TWC Public Interest Statement at 144-45 (citing and quoting Time Warner II, 240 F.3d at 1136).

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Ms. Marlene H. Dortch
June 24, 2014

that has developed in the video marketplace since the decisions were issued, there is no credible basis for concluding that a cable operator serving 33 percent of all MVPD subscribers could be a bottleneck or raise competitive concerns.

Moreover, from the standpoint of a programming network’s viability – the concern animating the former horizontal ownership cap – the difference between 30 and 33 percent is immaterial. Drs. Rosston and Topper illustrated, with a simple calculation, why the transaction presents no horizontal “buying power” concerns such that the combined company could cause a programming network’s demise. Using the FCC’s minimum viable scale of 19 million subscribers for a programming network (and assuming that Comcast would divest three million subscribers), Drs. Rosston and Topper concluded that a programming network “would need to achieve a penetration rate of just 27% in the open field of 70 million households to reach the minimum viable scale of 19 million customers (27% = 19 million / 70 million) if it were not carried by Comcast.”22 If Comcast has 33 million subscribers, then using the same methodology, a programmer would only need to achieve a penetration rate of 28 percent in the open field of 67 million MVPD households (28% = 19 million / 67 million). Thus, an additional three million video subscribers does not change the competitive analysis.

In any event, the temporary nature of Comcast’s exceeding 30 percent of national MVPD subscribers puts to rest any potential programming-related (or other) concerns regarding the post-TWC transaction/pre-divestiture period. It is unlikely during this relatively brief period (which will be no more than 18 months and likely much shorter) that many programming contracts would even come up for renegotiation. And, in all events, any programming decisions Comcast did make in the interim would not have a determinative effect on a programmer’s access to the to-be-divested subscribers: If Comcast chooses not to carry a programming network when it temporarily has 33 million subscribers, that same network will have the relatively immediate opportunity, upon the consummation of the Divestiture Transactions, to seek carriage on Charter (with an additional approximately 1.4 million net subscribers from Comcast) and SpinCo (with approximately 2.5 million subscribers from Comcast) – neither of which will be controlled, owned, or influenced by Comcast. In short, the open field for programming networks will be quite extensive even when Comcast briefly has a 33 percent share and will grow even larger once the Divestiture Transactions close.

4.	Post-Divestiture Service Areas of Charter and SpinCo

The Comcast-TWC Supplement Letter included a new map showing the service areas of Comcast, SpinCo, and Charter affected by the Divestiture Transactions.23 Below we set out two

22 See Comcast-TWC Public Interest Statement, Exhibit 5, Declaration of Dr. Gregory L. Rosston and Dr. Michael D. Topper ¶ 187.
23 See Comcast-TWC Supplement Letter at Attachment 4.

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June 24, 2014

additional maps that separately highlight all the service areas of Charter and SpinCo as they will exist after the Divestiture Transactions close.

Charter Service Areas Post-Divestiture Transactions

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Ms. Marlene H. Dortch
June 24, 2014

SpinCo Service Areas Post-Divestiture Transactions

5.	Information Regarding Bright House Networks

Even though there is no cable horizontal ownership cap in place, Comcast has said from the outset that it was willing to divest systems such that the combined company’s total number of managed residential video customers after divestitures will be under 30 percent of all MVPD customers nationwide.24 As noted above in the chart on page 2, based on the combined company’s total managed video customers after the Divestiture Transactions, Comcast will meet this goal. The subscribers served by BHN systems25 were not included in this customer total,

24 See Comcast-TWC Public Interest Statement at 6-7, 143; see also Comcast-TWC Supplement Letter at 1.
25 Over 80 percent of BHN’s customers are located in Central Florida, primarily in the Tampa and Orlando markets. BHN also serves a relatively smaller number of customers (approximately 100,000 customers per state or less) in Alabama, California, Indiana, and Michigan, and a de minimis number in Georgia. BHN has a presence in

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Ms. Marlene H. Dortch
June 24, 2014

because, although TWC provides certain services to BHN (described below), it does not (and Comcast will not) manage the company or control any aspect of its day-to-day operations.26 The parties explain below why neither the pro forma transfer of TWC’s indirect legal interest in BHN from TWC to Comcast nor the provision of certain services by Comcast to BHN post-transaction should give rise to the inclusion of BHN’s customers when considering Comcast’s market share in any relevant respect.

No Management or Control in BHN Via Ownership Interest. As described in the Comcast-TWC Public Interest Statement, the Comcast-TWC transaction will result in the pro forma transfer of the legal interest of Time Warner Entertainment–Advance/Newhouse Partnership (“TWE-A/N”) in the licenses and authorizations held by BHN.27 As noted therein, TWC holds 66.67 percent of TWE-A/N, which in turn is the sole member of BHN, but TWE-A/N does not hold any economic interest in BHN or control its operations. Rather, Advance/Newhouse Partnership (“Advance/Newhouse”) (an entity in which TWC holds no legal or economic interest) currently has and will retain post-transaction all economic ownership interest in BHN, as well as exclusive day-to-day management responsibility for and de facto control over the operation of the BHN systems. Advance/Newhouse’s 33 percent partnership interest in TWE-A/N tracks exclusively the economic performance of the BHN systems and, as a result, TWC’s financial statements do not include the results of the BHN systems. By the same token, BHN subscribers are not consolidated with TWC’s for purposes of SEC reporting, and TWC is not deemed the owner or controlling party of BHN for Hart-Scott-Rodino (“HSR”) Act reporting purposes.

No Management or Control Via Service Arrangements with BHN. TWC provides various services to BHN for an annual fee.28 This commercial relationship does not provide TWC with management control over BHN (and likewise does not provide Comcast with such control). The agreement enables BHN to obtain services that facilitate its offering of video, broadband Internet access, and voice services, but BHN independently operates all of its systems. TWC provides engineering services and gives BHN the opportunity to acquire equipment and third-party the following Designated Market Areas (“DMAs”): Gainesville, FL; Panama City, FL; Orlando, FL; Tampa, FL; Birmingham, AL; Montgomery, AL; Dothan, AL; Mobile, AL; Bakersfield, CA; Fresno, CA; Columbus, GA; Indianapolis, IN; and Detroit, MI.
26 None of the services at issue in these transactions – neither video nor broadband nor voice – is subject to any national market share cap. While Comcast offered to divest video subscribers to fall within 30 percent, there is no valid rule in place with respect to how that 30 percent should be calculated, and so Comcast’s voluntary proposal to divest systems such that its managed residential video subscribers would be below 30 percent of all MVPD subscribers is really the only relevant framework here.
27 See Comcast-TWC Public Interest Statement at 173 n.468.
28 Id.

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June 24, 2014

programming on a joint basis, but BHN determines (under Advance/Newhouse’s management) whether and how to make use of these inputs and is solely responsible for, among other things, its pricing strategies; selling and marketing each of its services (both individually and on a bundled basis); channel line-ups; billing and collections; and installation, repair, and customer care functions.

In particular, with respect to BHN’s video services, [[

]].

Similarly, BHN relies on TWC for certain inputs into its broadband Internet access services – including backbone/transit services and the Road Runner e-mail service and web portal – and this service arrangement with TWC benefits consumers by helping BHN be a more effective provider that offers meaningful competition to Verizon, for example. At the same time, however, BHN has sole day-to-day responsibility for network management and operations and end-user services. And the same is true regarding BHN’s voice network and services; indeed, BHN chose to transition from third-party providers of interconnection and traffic-exchange services to its own affiliated competitive local exchange carriers several years before TWC undertook such a transition, and BHN’s engineering decisions have departed from TWC’s in various other respects.

In short, while BHN and consumers and businesses in its service areas derive substantial benefits from BHN’s relationship with TWC, the dispositive fact for purposes of the Comcast-TWC transaction is that BHN alone (under Advance/Newhouse) is responsible for the day-to-day management of its systems. Comcast and BHN have yet to determine the parameters of their relationship post-transaction. But in all events, even assuming the existing contractual arrangements remain in place without alteration, Advance/Newhouse will retain its role as manager of the BHN systems. As a result, there is no sound basis to treat those systems as if they were held (or managed) by Comcast when considering the competitive effects of the Comcast-TWC transaction. To the contrary, focusing on the systems actually managed by Comcast is both reasonable and appropriate, as those are the only systems over which Comcast has management oversight and control of business decisions. That is why, consistent with long-standing industry practice and accounting principles, cable operators publicly report financial results only for their managed systems. And just as the BHN systems will not be considered Comcast systems under the HSR Act, they should not be considered as part of the competitive effects analysis undertaken by the Commission.

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Ms. Marlene H. Dortch
June 24, 2014

Finally, to find otherwise in this context – and require Comcast to divest more subscribers so as to come below a 30 percent level based on attributable subscribers – would, in effect, arbitrarily and inappropriately apply the twice-rejected cable ownership cap and associated attribution rules to penalize the combined company. This would neither advance any public interest benefit nor remedy any credible competitive concern. Comcast was clear from the start that its proposal to divest managed subscribers down to a level below 30 percent of total MVPD subscribers was not a narrow legalistic effort to “comply” with a rule that no longer exists, but rather was a broad effort to set to the side any remaining competitive concerns about national MVPD market share by acknowledging and undertaking to abide by the spirit of the old numerical rule. The planned divestiture of systems serving approximately 3.9 million managed subscribers – with clear attendant public interest benefits – already exceeds Comcast’s original proposal and demonstrates Comcast’s bona fides. The Commission should accept this approach as not only more than the law requires, but also as reasonable and appropriate in the current MVPD marketplace.29

Even though the parties strongly believe, in light of the foregoing, that the Commission should not include BHN’s subscribers in Comcast’s totals when analyzing the transactions, we set out below information regarding BHN’s video, broadband, and voice customers and its total homes passed.

Bright House Networks Post-Divestiture Transactions30
Video Customers	2.1 million
Fixed Broadband Customers	1.9 million
Voice Customers	1.1 million
Homes Passed	4.3 million

29 Moreover, if the attribution of BHN’s subscribers to Comcast – and the imposition of a 30 percent cap that includes those subscribers – result in the termination of the services or other agreements that currently support BHN, BHN would be at risk of losing the material benefits such agreements provide, including possibly raising costs for its customers and hampering its ability to compete effectively – a result that would certainly not be in the public interest.
30 Comcast also notes that it holds a 50 percent interest in Midcontinent Communications, a partnership holding cable systems in Minnesota, North Dakota, South Dakota, and Wisconsin serving approximately 212,000 residential subscribers. While Midcontinent has the right to purchase third-party programming under (and subject to the terms of) Comcast’s programming agreements, Comcast does not manage or control the Midcontinent systems; rather, they are controlled and managed by Midcontinent Communications Investor, LLC, which is a subsidiary of Midcontinent Media, Inc.

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Ms. Marlene H. Dortch
June 24, 2014

As with Comcast, Charter, and SpinCo, BHN also competes with several broadband providers throughout its footprint. The table below shows the percentage of BHN’s footprint overlapped by competing broadband providers:

BRIGHT HOUSE NETWORKS: Fixed Broadband Competitor Overlaps
AT&T (Total)	[[ ]]%
AT&T U-Verse	[[ ]]%
AT&T DSL	[[ ]]%
Verizon (Total)	[[ ]]%
Verizon FiOS	[[ ]]%
Verizon DSL	[[ ]]%
Total Centurylink	[[ ]]%
CenturyLink Fiber31	[[ ]]%
Centurylink DSL	[[ ]]%
Comcast32	[[ ]]%
Frontier (DSL)	[[ ]]%
Fairpoint (DSL)	[[ ]]%
Windstream (DSL)	[[ ]]%
WOW!	[[ ]]%
Other Telco Fiber33	[[ ]]%
Other Cable Overbuilders34	[[ ]]%

*                      *                      *

31 Includes legacy Qwest.
32 Comcast and BHN have systems that modestly overlap in certain areas, mostly in Florida. In these modest overlapping areas, Comcast and BHN compete vigorously today for subscribers and will continue to compete after the transactions are consummated. As noted above, BHN manages the day-to-day operations of its systems and will continue to be solely responsible for pricing and marketing of its services to consumers. Comcast, of course, will do the same with respect to its own services.
33 All data is FTTP.
34 Includes all competitive providers that provide data via cable modem technology.

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Ms. Marlene H. Dortch
June 24, 2014

The parties appreciate the opportunity to provide this additional information to the Commission.35 As previously demonstrated, the Comcast-TWC transaction and the Divestiture Transactions are pro-consumer, pro-competitive, and strongly in the public interest, and the parties respectfully request that the Commission promptly approve them.

Respectfully submitted,

/s/ Kathryn A. Zachem Senior Vice President, Regulatory and State Legislative Affairs Comcast Corporation	/s/ Catherine Bohigian Executive Vice President, Government Affairs Charter Communications, Inc.	/s/ Steven Teplitz Senior Vice President, Government Relations Time Warner Cable Inc.

35 As Applicants in the proceedings in the above-captioned docket, the parties are providing the data and information above in the form of this joint letter for the sake of efficiency. Data and information specific to a party – for example, the discussion of the TWC-BHN service arrangements – is sourced from the relevant party.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on May 23, 2014, Comcast filed with the SEC an amendment to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.